Filed by Atmus Filtration Technologies Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

INTERNAL ANNOUNCEMENT

Cummins launches exchange offer for separation of Atmus

Atmus colleagues,

Today, Cummins Inc. (“Cummins”) launched an exchange offer to split-off its remaining 80.5% stake in Atmus Filtration Technologies Inc. (“Atmus”).

Through this exchange offer, Cummins shareholders can choose to exchange all, some or none of their shares of Cummins stock for shares of Atmus common stock, subject to the terms of the exchange offer. If the exchange offer (including all related transactions) is consummated, referred to as the “final separation”, Cummins will no longer be the controlling shareholder of Atmus, and Atmus will operate as a separate and fully independent company.

As an Atmus employee, if you hold any shares of Cummins common stock, this exchange offer may be relevant to you and the stock you hold. Information regarding the effect of the exchange offer on the Cummins Retirement and Savings Plan and the Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees (together, the “RSP”), your stock and voluntary participation in the exchange offer, as well as who to contact for more information, is available on the RSP website at yourbenefitsresources.com/cummins. For further assistance, please connect with a 401(k) representative.

This exchange offer marks an important step towards Atmus’ final separation from Cummins and for our future as a global leader in filtration and media solutions. Today I ask for your continued focus on delivering your objectives and in upholding ‘The Atmus Way’ as we look to operate as a fully independent company. I would like to thank each of you for all that you do to contribute to the success of Atmus and in creating a better future by protecting what is important.

We are Atmus.

Steph Disher

President and Chief Executive Officer

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus (the “Prospectus”). The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).